FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of December, 2002.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  December 31, 2002

Attachments:

Press Release dated December 4, 2002

Press Release dated December 13, 2002

Press Release dated December 16, 2002

Press Release dated December 16, 2002

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

December 4, 2002

TSX Venture Exchange:  PCF

PRESS RELEASE

SHARES FOR DEBT

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that it plans to settle an outstanding debt in the amount of $31,038.42 by the issuance of 172,435 common shares in the capital of the Company at a deemed price of $0.18 per common share.  The debt settlement is subject to regulatory approval.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

December 13, 2002

TSX Venture Exchange:  PCF

PRESS RELEASE

PACIFIC HARBOUR ANNOUNCES THE GRANTING OF STOCK OPTIONS

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce the granting of stock options to a maximum number of 50,000 shares at an exercise price of $0.23 per share, the discounted market price as of December 13, 2002.  The term of the options will be determined at a later date.  The options are to be granted to directors and executive officers of the Company.

The stock options will be granted under the new stock option plan which received shareholder approval at the Company's Annual General Meeting held on September 19, 2002 and has received TSX-VE approval.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

December 16, 2002

TSX-VE:  PCF

PRESS RELEASE

Investment into National Direct Response Marketing Canada Inc.

Pacific Harbour Capital Ltd. (“Pacific Harbour”) announces that the company has entered into an investment agreement with National Direct Response Marketing Canada Inc. (“National Direct”), the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and several other direct marketing products.

National Direct is currently in the process of launching it’s American Legal Will Kit product through out the United States which will be advertised daily on CNN, ABC, TBS, WGN, Court TV and other several other large U.S. television stations during the last part of December and the month of January.  In addition to it’s United States product launch, National Direct will be begin offering the Canadian Legal Will Kit in the new year, through several national Canadian retailers including Zellers and Wall Mart.

Pacific Harbour has the right to invest up to $1,100,000 by way of secured convertible debentures when if converted will equal a 49% ownership stake in National Direct.  In order for the full $1,100,000 to be advanced, National Direct is required to achieve specific sales targets within a 12 month and 18 month period.  Pacific Harbour has been granted equal board representation within National Direct and Mr. Thomas Pressello will be joining the board of National Direct.

Pacific Harbour’s first debenture advance to National Direct is $300,000 and in order to facilitate this first advance Pacific Harbour and its wholly-owned subsidiaries, Venpac Nevada I, Inc., 345384 B.C. Ltd., 345385 B.C. Ltd. and 371208 B.C. Ltd., (collectively, the "Borrowers") have entered into a bridge loan agreement with Hartford Securities Ltd., ("Hartford"), a Grand Cayman company, whereby Hartford has agreed to increase the principal amount of the outstanding loan by $300,000 bringing the total amount of the loan to $1,000,000.

The bridge loan is secured by a promissory note executed by the Borrowers and is secured with a first mortgage on the Company's Pahrump, Nevada property and Pemberton, B.C. properties.  Repayment of the loan is to be on or before March 31, 2004 and during the term of this bridge loan the principal amount outstanding shall bear interest at the rate of 12% per annum, calculated daily and compounded monthly.

As consideration for the advance of the bridge loan, the Company shall issue 35,000 common shares of the Company to Arthur Clemiss, sole owner of Hartford Securities Ltd.  The issuance of these shares is subject to regulatory approval.

Pacific Harbour anticipates that the bridge loan will be repaid within the period through the sale of the company’s other assets.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

Director, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

December 16, 2002

TSX Venture Exchange:  PCF

PRESS RELEASE

PACIFIC HARBOUR ANNOUNCES CORRECTION OF EXERCISE PRICE

 OF STOCK OPTIONS

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that further to their press release of December 13, 2002 announcing the granting of stock options to a maximum number of 50,000 shares at a discounted market price of $0.23 per share, the exercise price should not have been at the  discounted market price and therefore the exercise price is amended to read $0.30 per share.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.